UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. __)*


                                 CMP Media Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   125891 10 1
     -----------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 28, 1999
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No. 125891 10 1                  13G                     Page 2 of 5 Pages
          -----------

--------------------------------------------------------------------------------
1.    Name of Reporting Person          1999 Leeds Family CMP Media Inc.
      S.S. or I.R.S. Identifica-        Employee Benefit Trust
      tion No. of Above Person
--------------------------------------------------------------------------------
2.    Check the Appropriate Box         (a)   X
      if a Member of a Group            (b)
--------------------------------------------------------------------------------
3.    S.E.C. Use Only
--------------------------------------------------------------------------------
4.    Citizenship or Place of           New York
      Organization
--------------------------------------------------------------------------------
Number of Shares  (5) Sole Voting Power
Beneficially                                  0
Owned by Each     --------------------------------------------------------------
Reporting Person  (6) Shared Voting
With                  Power                   1,282,052 (See Item 4(v))
                  --------------------------------------------------------------
                  (7) Sole Dispositive Power
                                              0
                  --------------------------------------------------------------
                  (8) Shared Dispositive
                      Power                   1,282,052 (See Item 4(v))
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially
      Owned by Each Reporting Person          1,282,052
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares
--------------------------------------------------------------------------------
11.   Percent of Class Represented
      by Amount in Row 9                      9.9%
--------------------------------------------------------------------------------
12.   Type of Reporting Person                OO
--------------------------------------------------------------------------------

                                Page 2 of 5 Pages

ITEM 1

         (a)      Name of Issuer

                           CMP Media Inc.

         (b)      Address of Issuer's Principal Executive Offices

                           600 Community Drive
                           Manhasset, NY 11030

ITEM 2

         (a)      Name of Persons Filing

                           1999 Leeds Family CMP Media Inc. Employee Benefit Trust (the "Trust")

         (b)      Address of Principal Business Office or, if none, residence

                           Sterling National Bank, as Trustee for 1999 Leeds Family CMP Media, Inc. Employee Benefit Trust
                           430 Park Avenue, 4th Floor
                           New York, NY 10022-3505

         (c)      Citizenship

                           New York

         (d)      Title of Class of Securities

                           Class A Common Stock

         (e)      CUSIP Number

                           125891 10 1

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

ITEM 4            Ownership

                  (a)      Amount Beneficially Owned:

                           1,282,052 shares

                  (b)      Percent of Class:

                           9.9%

                  (c)      Number of shares as to which such person has:

                           (i)     Sole power to vote or to direct the vote:

                                Page 3 of 5 Pages

                           (ii)    Shared power to vote or to direct the vote:

                                   1,282,052 (See Item 4(v))

                           (iii) Sole power to dispose or to direct the disposition of:

                                   0

                           (iv) Shared power to dispose or to direct the disposition of:

                                   1,282,052 (See Item 4(v))

                           (v) The Trust is a grantor trust established by CMP Media Inc. in order to reward and retain its employees. A Trust Agreement between CMP Media Inc. and Sterling National Bank, as Trustee, dated April 28, 1999, describes the mechanism for the voting of the shares held by the Trust, the disposition of such shares, and the allocation of funds, if any, received by the Trust in connection with its share ownership.

ITEM 5            Ownership of Five Percent or Less of a Class

                  Not applicable.

ITEM 6            Ownership of More than Five Percent on Behalf of Another
                  Person

                  See Item 4(v).

ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

ITEM 8            Identification and Classification of Members of the Group

                  Not applicable.

ITEM 9            Notice of Dissolution of Group

                  Not applicable.

ITEM 10           Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 4 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 1999

                      1999 Leeds Family CMP Media Inc. Employee Benefit Trust

                           By: Sterling National Bank, as Trustee

                               By: /s/ Jerrold Gilbert
                               -----------------------
                               Name:  Jerrold Gilbert
                               Title: Executive VP, General Counsel & Secretary

                                Page 5 of 5 Pages